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             Nova Telefonia to Deploy VocalTec's Essentra Equipment
                to Build VoIP Network in Spain and Latin America

           Nova Telefonia Leverages Essentra BAX for Rapid Deployment
                        of Voice over Broadband Services

Fort Lee, N.J., October 28, 2004 -- VocalTec Communications announced today that Nova Telefonia, an innovative international carrier based in Spain with a fully owned subsidiary in Ecuador, plans to deploy several products within VocalTec's Essentra suite of VoIP telecommunications equipment, to rapidly build new revenue streams through the rollout of new voice services.

Nova Telefonia's build out of its network through the deployment of the VocalTec Essentra suite is strategic to the company's objective to establish itself as a key player in the international long distance wholesale market in Latin America in 2005. In addition, Nova Telefonia's installation of VocalTec's new Essentra BAX voice over broadband (VoBB) platform will enable the carrier to offer a variety of new voice services that take advantage of the growing demand for broadband in emerging markets.

Nova Telefonia will sell hosted services for VoBB to European and Spanish Internet telephony service providers (ITSPs) using the Essentra BAX. In the future, as Nova Telefonia customers require their own VoBB infrastructure, the company will resell and integrate the BAX platform into their environments. Additionally, the VocalTec equipment will be used to support Nova Telefonia's service offerings for prepaid and PC-to-phone calling from Ecuador, where the company has operations, and for international wholesale voice traffic from the United States, Ecuador, Honduras and Spain.

"VocalTec's Essentra product line, with its high performance and ability to reliably scale with rapidly growing traffic volumes, provided a compelling proposition for our greenfield network," said Manuel Martinez, Managing Director of Nova Telefonia. "Along with the Essentra suite's scalability and flexibility, VocalTec's outstanding technical support and responsiveness gives us the capabilities we need to not only expand our network into new countries, but also begin offering revenue generating voice services over broadband immediately with the Essentra BAX."

The flagship of the new VocalTec Essentra suite, BAX is a carrier-grade VoBB platform, which enables service providers to increase revenues by offering an array of basic and enhanced voice services over any broadband connection to residential, SOHO and small business markets. The SIP-based BAX provides high availability and scalability to support networks of all sizes, and includes a comprehensive OSS for greenfield and small service providers.

The Nova Telefonia deployment of the VocalTec solution also includes the Essentra CX for centralized softswitch-based call control, the Essentra EX

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peering manager for seamless interconnection and peering of VOIP networks with dynamic call routing, and the Essentra SG for industry-leading support of local SS7 signaling variants.

Moti Seuss, Chief Operating Officer of VocalTec, said, "Nova Telefonia is a good example of the new class of innovative service providers with a vision for bringing IP voice services to market as rapidly as possible, and expanding the opportunities for VoIP beyond traditional national boundaries. VocalTec is committed to working with Nova Telefonia to bring tailored VoBB service offerings to the broad market."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

Learn more about our products and solutions at www.vocaltec.com.
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NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


For questions or further information, please contact:


VocalTec Agency                         VocalTec Communications Ltd.
Dylan Locsin/Katy Brennan               Carmen Deville
LNS Communications                      Public and Investor Relations Manager
Public Relations for VocalTec           VocalTec Communications Ltd.
Tel: +1 617-577-9777                    Tel: (US) 201-228-7000 x 6208
dlocsin@LNScom.com                      (Israel) +972-9-9707885
-------------------                     carmen@vocaltec.com
kbrennan@LNScom.com                     -------------------
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